===============================================================================-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 2 TO
                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                ---------------

                         PIMCO ADVISORS HOLDINGS L.P.
                               (Name of Issuer)

                                ---------------

                        PACIFIC LIFE INSURANCE COMPANY
                         PACIFIC ASSET MANAGEMENT LLC
                               PIMCO HOLDING LLC
                              PIMCO PARTNERS, LLC
                             PIMCO PARTNERS, G.P.
                         PIMCO ADVISORS HOLDINGS L.P.
                     (Name of Person(s) Filing Statement)

                                ---------------

                       Units of Limited Partner Interest
                        (Title of Class of Securities)

                                ---------------

                                   69338P10
                     (CUSIP Number of Class of Securities)

                                ---------------

                               David Carmichael
                        PACIFIC LIFE INSURANCE COMPANY
                           700 Newport Center Drive
                        Newport Beach, California 92660
                                (949) 219-3011

                                Richard M. Weil
                         PIMCO ADVISORS HOLDINGS L.P.
                           800 Newport Center Drive
                        Newport Beach, California 92660
                                (949) 219-2200
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:
             Karen Bertero                        David C. Flattum
      Gibson, Dunn & Crutcher LLP                 Latham & Watkins
        333 South Grand Avenue                  650 Town Center Drive
         Los Angeles, CA 90071                  Costa Mesa, CA 92626
            (213) 229-7000                         (714) 540-1235

  This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [_] A tender offer.
     d.  [_] None of the above.

  Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
===============================================================================

Transaction Valuation*            Amount of Filing Fee**
  $1,921,362,097.50                      $384,273
===============================================================================

 * This amount is based upon a merger involving the purchase of 49,583,538 units of limited partnership interest in PIMCO Advisors Holdings L.P. at $38.75 per unit. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $384,273.
** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $384,273
    Form or Registration No.: Preliminary Schedule 14A
    Filing Party: PIMCO Advisors Holdings L.P.
    Date Filed: December 20, 1999

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                                 INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Pacific Life Insurance Company, a California corporation ("Pacific Life"), Pacific Asset Management LLC, a Delaware limited liability company ("PAM"), PIMCO Holding LLC, a Delaware limited liability company ("PHLLC"), PIMCO Partners, LLC, a California limited liability company ("PPLLC"), PIMCO Partners, G.P., a California general partnership ("Partners GP") and PIMCO Advisors Holdings L.P., a Delaware limited partnership (the "Partnership"), in connection with the acquisition of the Partnership by Allianz AG through the merger of an indirect subsidiary of Allianz of America, Inc., a Delaware corporation ("Allianz of America") with the Partnership pursuant to an Implementation and Merger Agreement, dated October 31, 1999, as amended, by and among Allianz of America, PAM, the Partnership, PIMCO Advisors L.P. ("PIMCO Advisors"), PPLLC, PHLLC, Partners GP, and other parties named therein (the "Merger Agreement"). By filing this Schedule 13E-3, the signatories do not concede that Rule 13e-3 under the Securities Exchange Act of 1934 is applicable to the merger or other transactions contemplated by the Merger Agreement.

  Allianz of America, a subsidiary of Allianz AG, will acquire the Partnership by merging an indirect subsidiary of Allianz of America into the Partnership, with the Partnership as the surviving entity. In the merger, all of the outstanding limited partner and general partner units in the Partnership will be converted into the right to receive cash in an amount per unit equal to the Unit Price which will be $38.75, without interest and subject to potential downward adjustment as described in the Merger Agreement. As a result of the merger, the Partnership will become an indirect wholly-owned subsidiary of Allianz of America. Following the merger, all of the equity interests in the Partnership will be indirectly owned by Allianz of America. The former unitholders in the Partnership will no longer have an interest in the Partnership and therefore will not participate in its future earnings and growth. Additionally, the Partnership's units will no longer trade on the New York Stock Exchange, price quotations for the units will no longer be available and the registration of the Partnership's units under the Securities Exchange Act of 1934 will be terminated.

  Following the merger, subsidiaries of Allianz of America will, in a series of transactions, acquire substantially all of the remaining interests in PIMCO Advisors at the Unit Price, other than those interests beneficially owned by PAM. PAM will retain an investment in PIMCO Advisors through a new general partner to be formed by PAM and a subsidiary of Allianz of America. As a result of the transactions, Allianz of America will control PIMCO Advisors, having acquired approximately 70% of the outstanding partnership interests in PIMCO Advisors.

  This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Partnership pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                             CROSS REFERENCE SHEET

       Item in Schedule 13E-3                 Location in Proxy Statement
       ----------------------                 ---------------------------
 1. Issuer and Class of Security
    Subject to the Transaction

  (a)................................ Cover Page and "SUMMARY--Parties to the
                                      Merger--The Partnership"

  (b)................................ "SUMMARY--The Transactions and --Record
                                      Date and Quorum"

  (c)................................ "PRICE RANGE OF UNITS AND DISTRIBUTIONS"

      Item in Schedule 13E-3                Location in Proxy Statement
      ----------------------                ---------------------------
  (d).............................  "PRICE RANGE OF UNITS AND DISTRIBUTIONS"

  (e).............................  *

  (f).............................  "DIRECTORS AND MANAGEMENT"

 2. Identity and Background

  (a)-(d); (g)....................  "SUMMARY--Parties to the Merger;" "THE
                                    TRANSACTION--Parties Involved in the
                                    Transactions;" and "DIRECTORS
                                    AND MANAGEMENT"

  (e)-(f).........................  *

 3. Past Contacts, Transactions or
    Negotiations

  (a)(1)..........................  "DIRECTORS AND MANAGEMENT"

  (a)(2)..........................  "DIRECTORS AND MANAGEMENT"

  (b).............................  "DIRECTORS AND MANAGEMENT"

 4. Terms of the Transaction

  (a).............................  "SUMMARY;" "THE TRANSACTION;" "SPECIAL
                                    FACTORS--Financial Interests of Certain
                                    Persons in the Transaction;" and "THE
                                    MERGER AGREEMENT"

  (b).............................  "SUMMARY--Financial Interests of Certain
                                    Persons in the Transaction;" "THE
                                    TRANSACTION;" "SPECIAL FACTORS--Financial
                                    Interests of Certain Persons in the
                                    Transaction;" and "THE MERGER AGREEMENT"

 5. Plans or Proposals of the
    Issuer or Affiliate

  (a)-(g).........................  "THE TRANSACTION--Plans for the Partnership
                                    After the Merger and--The Subsequent
                                    Transactions;" "SPECIAL FACTORS--Financial
                                    Interests of Certain Persons in the
                                    Transaction;" "THE MERGER
                                    AGREEMENT;""EFFECT OF THE MERGER ON THE
                                    PARTNERSHIP UNITS;" and "PRICE RANGE OF
                                    UNITS AND DISTRIBUTIONS"

 6. Source and Amount of Funds or
    Other Consideration

  (a).............................  "SUMMARY--Financing for the Merger" and
                                    "FINANCING FOR THE MERGER"

  (b).............................  "THE TRANSACTION--Payment of Expenses"

  (c).............................  *

  (d).............................  *

 7. Purpose(s), Alternatives,
    Reasons and Effects

  (a)-(c).........................  "SPECIAL FACTORS--Recommendation; Reasons
                                    for the Merger" and "THE TRANSACTION"

      Item in Schedule 13E-3                Location in Proxy Statement
      ----------------------                ---------------------------
  (d).............................. "SPECIAL FACTORS--Recommendation; Reasons
                                    for the Merger; --Background to the
                                    Transaction; --Opinion of Our Financial
                                    Advisor and --Financial Interests of
                                    Certain Persons in the Transaction;"
                                    "EFFECT OF THE MERGER ON THE PARTNERSHIP'S
                                    UNITS;" "THE TRANSACTION--The Subsequent
                                    Transactions and --Financial Interests of
                                    Certain Persons in the Transaction;" and
                                    "MATERIAL UNITED STATES FEDERAL INCOME TAX
                                    CONSEQUENCES"

 8. Fairness of the Transaction

  (a)--(b)......................... "SPECIAL MEETING OF UNITHOLDERS--
                                    Recommendation of Our General Partner" and
                                    "SPECIAL FACTORS--Recommendation; Reasons
                                    for the Merger; --Background to the
                                    Transaction; --Opinion of Our Financial
                                    Advisor and --Other Information Considered"

  (c).............................. "SUMMARY--Vote Required" and "SPECIAL
                                    MEETING OF UNITHOLDERS--Voting of Proxies
                                    and Quorum"

  (d).............................. "SPECIAL FACTORS--Opinion of our Financial
                                    Advisor and --Other Information Considered"
                                    and "DIRECTORS AND MANAGEMENT"

  (e).............................. "DIRECTORS AND MANAGEMENT"

  (f).............................. *

 9. Reports, Opinions, Appraisals
    and Certain Negotiations

  (a)--(c)......................... "SPECIAL FACTORS--Recommendation; Reasons
                                    for the Merger; --Background to the
                                    Transaction; --Opinion of Our Financial
                                    Advisor; and --Other Information
                                    Considered;" "Appendix B: Opinion of
                                    Salomon Smith Barney," "Appendix C: Opinion
                                    of McLagan Partners, Inc.," and "Appendix
                                    D: Opinion of Goldman, Sachs & Co."

10. Interest in Securities of the
    Issuer

  (a).............................. "VOTING SECURITIES AND PRINCIPAL HOLDERS
                                    THEREOF" and "SPECIAL FACTORS--Financial
                                    Interests of Certain Persons in the
                                    Transaction"

  (b).............................. *

11. Contracts, Arrangements or
    Understandings with Respect to  "SPECIAL FACTORS--Background to the the Issuer's Securities........ Transaction and --Financial Interests of
                                    Certain Persons in the Transaction;" "THE
                                    TRANSACTION--The Subsequent Transactions
                                    and --Financial Interests of Certain
                                    Persons in the Transaction;" "THE MERGER
                                    AGREEMENT" and "DIRECTORS AND MANAGEMENT"

      Item in Schedule 13E-3               Location in Proxy Statement
      ----------------------               ---------------------------
12. Present Intention and
    Recommendation of Certain
    Persons with Regard to the
    Transaction

  (a)............................. "THE TRANSACTION--Purpose and Structure of
                                   the Transaction;" "SPECIAL FACTORS--
                                   Recommendation; Reasons for the Merger" and
                                   "DIRECTORS AND MANAGEMENT"

  (b)............................. *

13. Other Provisions of the
    Transaction

  (a)............................. "THE TRANSACTION--No Appraisal Rights"

  (b)............................. *

  (c)............................. *

14. Financial Information

  (a)............................. "SELECTED CONSOLIDATED FINANCIAL DATA" and
                                   "WHERE YOU CAN FIND MORE INFORMATION"

  (b)............................. *

15. Persons and Assets Employed,
    Retained or Utilized

  (a)............................. "SPECIAL MEETING OF THE UNITHOLDERS--
                                   Solicitation of Proxies; Expenses;" "THE
                                   TRANSACTION--Payment of Expenses;" "SPECIAL
                                   FACTORS--Background of the Transaction" and
                                   "FINANCING FOR THE MERGER"

  (b)............................. "SPECIAL FACTORS--Background of the
                                   Transaction; --Opinion of Our Financial
                                   Advisor and --Other Information Considered"
                                   and "SPECIAL MEETING OF THE UNITHOLDERS--
                                   Solicitation of Proxies; Expenses"

16. ADDITIONAL INFORMATION........ *

17. MATERIAL TO BE FILED AS
    EXHIBITS
  (a)-(f)......................... Separately filed with this Schedule 13E-3.

--------
* The Item is inapplicable or the answer thereto is in the negative.

Item 1. Issuer and Class of Security Subject to the Transaction.

  (a) The information set forth in Cover Page and "SUMMARY--Parties to the Merger--The Partnership" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "SUMMARY--The Transactions" and "SUMMARY-- Record Date and Quorum" in the Proxy Statement is hereby incorporated herein by reference.

  (c) The information set forth in "PRICE RANGE OF UNITS AND DISTRIBUTIONS" in the Proxy Statement is hereby incorporated herein by reference.

  (d) The information set forth in "PRICE RANGE OF UNITS AND DISTRIBUTIONS" in the Proxy Statement is hereby incorporated herein by reference.

  (e) Not Applicable.

  (f) The information set forth in "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

Item 2. Identity and Background.

  This Schedule 13E-3 is being filed by Pacific Life, PAM, PHLLC, PPLLC, Partners GP and the Partnership. The information set forth in "SUMMARY-- Parties to the Holdings Merger;" "THE TRANSACTION--Parties Involved in the Transactions" and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

  The information set forth in "DIRECTORS AND MANAGEMENT" as to each executive officer of each of the filing parties is incorporated herein by this reference.

  (e)--(f) Each of Pacific Life, PAM, PHLLC, PPLLC, Partners GP and the Partnership represents that, during the last five years, neither it, nor any person controlling it, nor, to the best of its knowledge, any of the persons described in "DIRECTORS AND MANAGEMENT" in the proxy with reference to it, has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations.

  (a)(1) The information set forth in "DIRECTORS AND MANAGEMENT" in the Proxy Statement with respect to transactions by affiliates involving the issuer is hereby incorporated herein by reference.

  (a)(2) The information set forth in "DIRECTORS AND MANAGEMENT" in the Proxy Statement with respect to contracts and negotiations by affiliates involving the issuer is hereby incorporated herein by reference.

  (b) The information set forth in "DIRECTORS AND MANAGEMENT" in the Proxy Statement with respect to contracts and negotiations by affiliates involving the issuer is hereby incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a) The information set forth in "SUMMARY;" "THE TRANSACTION;" "SPECIAL FACTORS--Interests of Certain Persons in the Transaction;" and "THE MERGER AGREEMENT" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth "SUMMARY--Financial Interests of Certain Persons in the Transaction;" "THE TRANSACTION;" "SPECIAL FACTORS--Financial Interests of Certain Persons in the Transaction;" and "THE MERGER AGREEMENT" in the Proxy Statement is hereby incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate.

  (a)--(g) "THE TRANSACTION--Plans for the Partnership After the Merger;" "SPECIAL FACTORS--Background of the Transaction;" and "--Financial Interests of Certain Persons in the Transaction;" "THE TRANSACTION--The Subsequent Transactions;" "THE MERGER AGREEMENT;" "EFFECT OF THE MERGER ON THE PARTNERSHIP'S UNITS;" and "PRICE RANGE OF UNITS AND DISTRIBUTIONS" in the Proxy Statement is hereby incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in "SUMMARY--Financing for the Merger" and "FINANCING FOR THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "THE TRANSACTION--Payment of Expenses" in the Proxy Statement is hereby incorporated herein by reference.

  (c) Not Applicable

  (d) Not Applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

  (a)--(c) The information set forth in "SPECIAL FACTORS--Recommendation; Reasons for the Merger" and "THE TRANSACTION" in the Proxy Statement is hereby incorporated herein by reference.

  (d) The information set forth in "SPECIAL FACTORS--Recommendation; Reasons for the Merger;--Background to the Transaction;--Opinion of Our Financial Advisor; and --Interests of Certain Persons in the Transaction;" "EFFECT OF THE MERGER ON THE PARTNERSHIP'S UNITS;" "THE TRANSACTION--The Subsequent Transactions and --Financial Interests of Certain Persons in the Transaction;" and "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is hereby incorporated herein by reference.

Item 8. Fairness of the Transaction.

  (a)--(b) The information set forth in "SPECIAL MEETING OF UNITHOLDERS-- Recommendation of Our General Partner" and "SPECIAL FACTORS--Recommendation; Reasons for the Merger; --Background to the Transaction; --Opinion of Our Financial Advisor and --Other Information Considered" in the Proxy Statement is hereby incorporated herein by reference.

  (c) The information set forth in "SUMMARY--Vote Required" and "SPECIAL MEETING OF UNITHOLDERS--Voting of Proxies and Quorum" in the Proxy Statement is hereby incorporated herein by reference.

  (d) The information set forth in "SPECIAL FACTORS--Opinion of Our Financial Advisor and --Other Information Considered" and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

  (e) The information set forth in "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

  (f) Not Applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

  (a)--(c) The information set forth in "SPECIAL FACTORS--Recommendation; Reasons for the Merger;--Background to the Transaction; --Opinion of Our Financial Advisor; and --Other Information Considered;" "Appendix B: Opinion of Salomon Smith Barney," "Appendix C: Opinion of McLagan Partners, Inc." and "Appendix D: Opinion of Goldman, Sachs & Co." in the Proxy Statement is hereby incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

  (a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" and "SPECIAL FACTORS--Financial Interests of Certain Persons in the Transaction" in the Proxy Statement is hereby incorporated herein by reference.

  (b) Not Applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

  The information set forth "SPECIAL FACTORS--Background to the Transaction and --Financial Interests of Certain Persons in the Transaction;" "THE TRANSACTION--The Subsequent Transactions and --Financial Interests of Certain Persons in the Transaction;" "THE MERGER AGREEMENT" and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

  (a) The information set forth in "THE TRANSACTION--Purpose and Structure of the Transaction;" "SPECIAL FACTORS--Recommendation; Reasons for the Merger" and "DIRECTORS AND MANAGEMENT" in the Proxy Statement is hereby incorporated herein by reference.

  (b) Not Applicable.

Item 13. Other Provisions of the Transaction.

  (a) The information set forth in "THE TRANSACTION--No Appraisal Rights" in the Proxy Statement is hereby incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

Item 14. Financial Information.

  (a) The information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

  (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.

  (a) The information set forth in "SPECIAL MEETING OF THE UNITHOLDERS-- Solicitation of Proxies; Expenses;" "THE TRANSACTION--Payment of Expenses;" "SPECIAL FACTORS--Background of the Transaction;" and "FINANCING FOR THE MERGER" in the Proxy Statement is hereby incorporated by reference.

  (b) The information set forth in "SPECIAL FACTORS--Background of the Transaction; --Opinion of Our Financial Advisor and --Other Information Considered;" and "SPECIAL MEETING OF THE UNITHOLDERS--Solicitation of Proxies; Expenses."

Item 16. Additional Information.

  The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits.

   (a)     Not Applicable.

   (b)(1)* Fairness Opinion of Salomon Smith Barney, dated October 29, 1999, is incorporated by reference from Appendix B of the Proxy Statement attached hereto in Exhibit (d)(1).

   (b)(2)* Financial Presentation of Salomon Smith Barney to PIMCO Partners,
           G.P. dated October 29, 1999.

   (b)(3)* Presentation of Lazard Freres & Co. LLC to certain managing directors of Pacific Investment Management Company and Kenneth M.
           Poovey dated July 30, 1999.

   (b)(4)* Presentation of Lazard Freres & Co. LLC to certain managing directors of Pacific Investment Management Company and Mr. Poovey dated August 24, 1999.

   (b)(5)* Presentation of Lazard Freres & Co. LLC to William S. Thompson and
           Mr. Poovey dated September 20, 1999.

   (b)(6)* Presentation of Lazard Freres & Co. LLC to the members of PIMCO
           Partners, LLC, dated October 29, 1999.

   (b)(7)* Opinion of McLagan Partners, Inc., dated October 29, 1999.

   (b)(8)* Presentation of Goldman, Sachs & Co. to directors of Pacific Life
           Insurance Company dated October 29, 1999.

   (b)(9)* Opinion of Goldman, Sachs & Co. dated October 31, 1999.

   (c)(1)* The Implementation and Merger Agreement, dated October 31, 1999, as amended, by and among Allianz of America, PAM, the Partnership, PIMCO Advisors L.P. ("PIMCO Advisors"), PIMCO Partners, LLC, PIMCO
           Holding LLC, PIMCO Partners, G.P., and other parties named therein is incorporated by reference from the Proxy Statement attached hereto in Exhibit (d)(1).

   (d)(1)  Copies of each of the Proxy Statement of PIMCO Advisors Holdings
           L.P., Letter to Unitholders and Notice of Special Meeting of
           Unitholders, filed with the SEC on March 3, 2000.

   (d)(2) Press Release Issued on October 31, 1999 incorporated by reference from Exhibit 99.1 of Form 8-K filed on November 1, 1999.

   (e)     Not Applicable.

   (f)     Not Applicable.

--------
* Previously filed.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2000

                                     PACIFIC LIFE INSURANCE COMPANY, a
                                      California corporation

                                            /s/ Sharon A. Cheever
                                         By ___________________________________

                                            Name:  Sharon A. Cheever

                                            Title: Vice President

                                     PACIFIC ASSET MANAGEMENT LLC,
                                       a Delaware limited liability company

                                            By: Pacific Life Insurance
                                                Company, a California
                                                corporation, member

                                                /s/ Sharon A. Cheever
                                            By ________________________________

                                                Name:  Sharon A. Cheever

                                                Title: Vice President

                                     PIMCO HOLDING LLC,
                                       a Delaware limited liability company

                                         By: Pacific Asset Management LLC, a
                                             Delaware limited liability
                                             company, Member

                                             By: Pacific Life Insurance
                                                 Company, a California
                                                 corporation, Member

                                                   /s/ Sharon A. Cheever
                                                 By ___________________________

                                                   Name:  Sharon A. Cheever

                                                   Title: Vice President

                                     PIMCO PARTNERS, LLC, a California limited
                                      liability company

                                                /s/ William S. Thompson
                                             By _______________________________
                                                Name:  William S. Thompson
                                                Title: Chief Executive Officer

                                     PIMCO PARTNERS, G.P., a California
                                      general partnership

                                         By: PIMCO Partners, LLC, a California
                                             limited liability company,
                                             General Partner

                                               /s/ William S. Thompson
                                            By ________________________________
                                               Name:  William S. Thompson
                                               Title: Chief Executive Officer

                                         By: PIMCO Holding LLC, a Delaware
                                             limited liability company,
                                             General Partner

                                             By: Pacific Asset Management LLC,
                                                 a Delaware limited liability
                                                 company, Member

                                                 By: Pacific Life Insurance
                                                     Company, a California
                                                     corporation, Member

                                                      /s/ Sharon A. Cheever
                                                   By__________________________

                                                      Name:  Sharon A. Cheever


                                                      Title: Vice President

                                     PIMCO ADVISORS HOLDINGS L.P.,
                                       a Delaware limited partnership

                                         By: PIMCO Partners, G.P., a
                                             California general partnership,
                                             General Partner

                                             By: PIMCO Holding LLC, a Delaware
                                                 limited liability company,
                                                 General Partner

                                                 By: Pacific Asset Management
                                                     LLC, a Delaware limited
                                                     liability company, Member

                                                     By: Pacific Life Insurance
                                                         Company, a California
                                                         corporation, Member

                                                     /s/ Sharon A. Cheever
                                                By_____________________________

                                                   Name:  Sharon A. Cheever

                                                   Title: Vice President

                                        By: PIMCO Partners, LLC, a California
                                            limited liability company, General
                                            Partner

                                                /s/ William S. Thompson
                                             By _______________________________
                                                Name:  William S. Thompson
                                                Title: Chief Executive Officer

                                 EXHIBIT INDEX

 Exhibit                               Description
 -------                               -----------
 (a)     Not Applicable.

 (b)(1)* Fairness Opinion of Salomon Smith Barney, dated October 29, 1999, is incorporated by reference from Appendix B of the Proxy Statement attached hereto in Exhibit (d)(1).

 (b)(2)* Financial Presentation of Salomon Smith Barney to PIMCO Partners, G.P.
         dated October 29, 1999.

 (b)(3)* Presentation of Lazard Freres & Co. LLC to certain managing directors of Pacific Investment Management Company and Kenneth M. Poovey dated
         July 30, 1999.

 (b)(4)* Presentation of Lazard Freres & Co. LLC to certain managing directors of Pacific Investment Management Company and Mr. Poovey dated August
         24, 1999.

 (b)(5)* Presentation of Lazard Freres & Co. LLC to William S. Thompson and Mr.
         Poovey dated September 20, 1999.

 (b)(6)* Presentation of Lazard Freres & Co. LLC to the members of PIMCO
         Partners, LLC, dated October 29, 1999.

 (b)(7)* Opinion of McLagan Partners, Inc., dated October 29, 1999.

 (b)(8)* Presentation of Goldman, Sachs & Co. to directors of Pacific Life
         Insurance Company dated October 29, 1999.

 (b)(9)* Opinion of Goldman, Sachs & Co. dated October, 31 1999.

 (c)(1)* The Implementation and Merger Agreement, dated October 31, 1999, as amended, by and among Allianz of America, PAM, the Partnership, PIMCO
         Advisors L.P. ("PIMCO Advisors"), PIMCO Partners, LLC, PIMCO Holding
         LLC, PIMCO Partners, G.P., and other parties named therein is incorporated by reference from the Proxy Statement attached hereto in Exhibit (d)(1).

 (d)(1)  Copies of each of the Proxy Statement of PIMCO Advisors Holdings L.P.,
         Letter to Unitholders and Notice of Special Meeting of Unitholders, filed with the SEC on March 3, 2000.

 (d)(2) Press Release Issued on October 31, 1999 incorporated by reference from Exhibit 99.1 of Form 8-K filed on November 1, 1999.

 (e)     Not Applicable.

 (f)     Not Applicable.

--------
* Previously filed.